MARK A. ELLIS
mark.ellis@kutakrock.com
(402) 231-8744
March 29, 2007
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attention: Ms. Hanna T. Teshome

Re:	First National Funding LLC Registration Statement on Form S-3 File No. 333-140273
Ladies and Gentlemen:
     We submit this letter to the Securities and Exchange Commission (the “Commission”) on behalf of First National Funding LLC (the “Registrant”) regarding Amendment No. 1 to the above-captioned registration statement on Form S-3 (the “Registration Statement”). The Registrant confirms that the derivative agreements listed on page 67 of the base prospectus under “Derivative Agreements” are the only ones that will be used, if any, for the benefit of any securities offered or sold under the Registration Statement and that such derivative agreements will be for the purpose of hedging against interest rate or currency risks.
     Please feel free to contact me at (402) 231-8744 if you need anything further in connection with this matter.

Sincerely,
/s/ Mark A. Ellis
Mark A. Ellis

cc:	Karlyn M. Knieriem Jo Bass Mary C. Fontaine Julie A. Gillespie Dianne E. Pierson